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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2016 (MM/DD/YY) AND ENDING June 30, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gladstone Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1521 Westbranch Drive, Suite 100
(No. and Street)

McLean	Virginia	22102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Geoffrey Lyle 703.287.5870
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Cooper LLP
(Name – *if individual, state last, first, middle name*)

1800 Tysons Blvd.	McLean	Virginia	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aMB

OATH OR AFFIRMATION

I, Geoffrey Lyle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gladstone Securities LLC, as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

CFO and FinOp

Title



MEGAN STOKES
NOTARY PUBLIC
REG. #7542344
MY COMMISSION EXPIRES
10/31/2017
COMMONWEALTH OF VIRGINIA

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RECEIVED
2017 AUG 30 PM 8:17
SEC / TM

Gladstone Securities, LLC

Financial Statements and Supplementary Information

As of and for the Years Ended June 30, 2017 and 2016



Report of Independent Registered Public Accounting Firm

To the Board of Managers of
Gladstone Securities, LLC

In our opinion, the accompanying statements of financial condition and the related statements of operations, of member's equity, and of cash flows present fairly, in all material respects, the financial position of Gladstone Securities, LLC, as of June 30, 2017 and June 30, 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

The Company is a subsidiary of Gladstone Holding Corporation (the "Parent") which is a wholly-owned subsidiary of Gladstone Companies, Ltd. As disclosed in Note 6 of the financial statements, the Company has extensive transactions and relationships with certain affiliated companies. The financial position of the Company may not be indicative of that which would have been had the Company operated independently.

Other Matter

The accompanying computation of Net Capital under Rule 15c3-1 is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the computation of Net Capital under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

August 28, 2017

PricewaterhouseCoopers LLP, 1800 Tysons Blvd., Suite 1800, McLean, Virginia 22102
T: (703) 918 3000, F: (703) 918-3100, www.pwc.com/us

Gladstone Securities, LLC
Statements of Financial Condition
As of June 30, 2017 and 2016

	June 30, 2017	June 30, 2016
Assets		
Current assets		
Cash and cash equivalents	$ 2,297,063	$ 1,365,396
Prepaid expenses	20,899	19,024
Total current assets	2,317,962	1,384,420
Intangible assets	97,266	97,266
Total other assets	97,266	97,266
Total assets	$ 2,415,228	$ 1,481,686
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 93,527	$ 62,743
Due to affiliates [1]	703,413	233,769
Total liabilities [2]	796,940	296,512
Member's equity		
Member's equity	1,618,288	1,185,174
Total member's equity	1,618,288	1,185,174
Total liabilities and member's equity	$ 2,415,228	$ 1,481,686

[1] See Footnote 6 - *Related Party Transactions*

[2] See Footnote 5 - *Commitments and Contingencies*

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC
Statements of Operations
For the Years Ended June 30, 2017 and 2016

	June 30, 2017	June 30, 2016
Revenues (Related Party[1])		
Investment banking fees	$ 1,161,450	$ 1,346,154
Real estate advisory fees	180,390	200,689
Total revenues	1,341,840	1,546,843
Operating expenses		
Salaries and employee benefits [1]	550,988	355,409
Professional services	95,694	92,661
Taxes and licenses	58,252	47,990
Office expenses	15,056	12,375
Travel and meals	177	375
Rent	27,009	17,451
Telecommunications	17,549	10,815
Conferences	1,395	-
Insurance	40,716	40,536
Reimbursement of related party costs	80,700	-
Other operating expenses	21,190	17,982
Total expenses	908,726	595,594
Net income	$ 433,114	$ 951,249

[1] See Footnote 6 - *Related Party Transactions*

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC
Statements of Member's Equity
For the Years Ended June 30, 2017 and 2016

Balance, June 30, 2015	$	733,925
Distributions to member		(500,000)
Net income		951,249
Balance, June 30, 2016		1,185,174
Net income		433,114
Balance, June 30, 2017	$	1,618,288

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC
Statements of Cash Flows
For the Years Ended June 30, 2017 and 2016

	June 30, 2017	June 30, 2016
Cash flows from operating activities		
Net income	$ 433,114	$ 951,249
Adjustment to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in prepaid assets	(1,875)	2,495
Increase in accounts payable and accrued expenses	30,784	2,508
Increase (decrease) in due to affiliate [1]	469,644	(208,629)
Net cash provided by operating activiites	931,667	747,623
Cash flows from financing activities		
Distributions to member	-	(500,000)
Net cash used in financing activites	-	(500,000)
Net increase in cash and cash equivalents	931,667	247,623
Cash and cash equivalents, beginning of year	1,365,396	1,117,773
Cash and cash equivalents, end of year	$ 2,297,063	$ 1,365,396

[1] See Footnote 6 - *Related Party Transactions*

The accompanying notes are an integral part of these financial statements.

1. Organization

Gladstone Securities, LLC was formerly known as Circadian Partners, LLC ("Circadian"). Circadian was formed on April 4, 2003 as a limited liability company under the laws of the State of Connecticut. Circadian provided consulting, advisory and private placement services to alternative asset investment managers.

Circadian filed an application for registration as a limited purpose broker dealer under Section l5(b) of the Securities Exchange Act of 1934, as amended. The date of inception as a registered broker dealer with the National Association of Securities Dealers, Inc. ("NASD") was November 18, 2003.

Pursuant to a Purchase Agreement dated September 23, 2009, David Geske, sole member of Circadian Partners LLC, made application to the Financial Industry Regulatory Authority ("FINRA") to transfer 100% ownership of Circadian Partners LLC to Gladstone Management Corporation ("GMC"). Following FINRA approval of the purchase, Circadian became known as Gladstone Securities, LLC (the "Company").

The Company was capitalized as a sole member-managed limited liability company on December 4, 2009 by a $7,500 contribution from GMC. Subsequently, on January 1, 2010, Gladstone Holding Corporation ("Holding" or the "Parent") was created and ownership of the Company was transferred to Holding, at that time.

The Company is registered with the Securities and Exchange Commission and FINRA, and provides distribution and investment banking services for affiliated companies of the Parent, which are advised by GMC. The Company also intends to raise private equity capital for nonaffiliated third-parties.

2. Summary of Significant Accounting Policies

The accounting policies that materially affect the determination of financial condition, results of operations and cash flows are summarized below. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The Company's financial statements are prepared on the accrual basis of accounting in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the

reporting period. These estimates involve judgments with respect to, among other things, various future economic factors which are difficult to predict and beyond the control of the Company. Therefore, actual amounts could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include funds deposited with maturities of three months or less when purchased. All of the Company's cash and cash equivalents at June 30, 2017 and 2016 were held in the custody of one financial institution. The Company's balances at times may exceed federally insurable limits. The Company mitigates this risk by depositing funds with a major banking institution.

Prepaid Expenses

Prepaid expenses consist of annual subscriptions and insurance premiums which are amortized on a straight-line basis over their respective useful lives.

Intangible Assets

Intangible assets are indefinite-lived and consist of the purchase price for the broker-dealer license, as well as capitalized regulatory fees. Indefinite-lived assets are not subject to amortization and are tested for impairment annually. If the carrying amount exceeds the fair value an impairment charge is recognized in the amount equal to that excess. No impairment was recognized for either of the years ended June 30, 2017 or 2016.

Investment Banking Fee Income

Investment banking fee income includes transaction structuring and loan financing fees derived from contractual agreements with portfolio companies. Such fees are generally earned from the portfolio companies and received on the execution date of portfolio company transactions entered into by the Company's affiliates, Gladstone Investment Corporation ("Investment") and Gladstone Capital Corporation ("Capital"). During the years ended June 30, 2017 and 2016 the Company earned investment banking fee revenues of $1,161,450 and $1,346,154, respectively, from transactions entered into by Investment and Capital.

Real Estate Advisory Fee Income

Real estate advisory fee income is earned from mortgage acquisition services provided by the Company to Gladstone Commercial Corporation ("Commercial") and Gladstone Land Corporation ("Land"), both affiliates of the Company.

The Company entered into an agreement with Commercial, effective June 18, 2013, for the

Company to act as a non-exclusive agent to assist Commercial with arranging mortgage financing for properties. In connection with this engagement, the Company may solicit the interest of various commercial real estate lenders or recommend third party lenders to Commercial. Commercial pays the Company a real estate advisory fee in connection with the services it provides for securing mortgage financing. The amount of these financing fees, which are payable upon closing of the financing, are based on a percentage of the amount of the mortgage, generally ranging from 0.5% to a maximum of 1.0% of the mortgage obtained. The amount of the financing fees may be reduced or eliminated, as determined by the Company and Commercial after taking into consideration various factors, including, but not limited to, the involvement of any third party brokers and market conditions. During the years ended June 30, 2017 and 2016 the Company earned income of $ 178,390 and $200,689, respectively, related to this agreement. The agreement is scheduled to terminate on August 31, 2018, unless renewed or earlier terminated pursuant to the provisions contained therein.

The Company entered into an agreement with Land, effective April 12, 2017, for the Company to act as a non-exclusive agent to assist Land with arranging mortgage financing for properties. The terms of the agreement are substantively similar to the agreement between the Company and Commercial. During the years ended June 30, 2017 and 2016 the Company earned income of $2,000 and $0, respectively, related to this agreement. The agreement is schedule to terminate on August 31, 2018, unless renewed or earlier terminated pursuant to the provisions contained therein.

Private Placement Fee Income

Private placement fee income is derived from selling arrangements with private equity funds where the Company serves as placement agent. Such funds are typically offered through Regulation D offerings and have not been marketed to the general public. The Company is permitted to engage in such lines of business pursuant to its current membership agreement with FINRA. During the years ended June 30, 2017 and 2016 the Company did not participate in any such offerings and therefore earned no private placement fee income.

Income Taxes

The Company is a single member Limited Liability Corporation which is wholly owned by Gladstone Holding Corporation. The Company's results will be reported on its Parent's federal and state income tax returns. The Company is a disregarded entity for both U.S. federal and state income tax purposes and there is no tax sharing agreement between the Company and Gladstone Holding Corporation. The Company has no obligation or commitment to fund any tax liability held by the U.S. Domestic Parent, Gladstone Holding Corporation.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in GAAP when it becomes effective. In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606) - Principal versus Agent Considerations. This ASU is intended to clarify revenue recognition accounting when a third party is involved in providing goods or services to a customer. In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606) - Identifying Performance Obligations and Licensing. This ASU is intended to clarify two aspects of Topic 606: identifying performance obligations and licensing implementation guidance. In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606) - Narrow-Scope Improvements and Practical Expedients. This ASU amends certain aspects of ASU 2014-09, addresses certain implementation issues identified and clarifies the new revenue standards' core revenue recognition principles. The new standards will be effective for the Company on July 1, 2018 and early adoption is permitted on the original effective date of July 1, 2017. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that new standards will have on its financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)." The guidance in this ASU supersedes the leasing guidance in Topic 840, "Leases." Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for those leases previously classified as operating leases. The amendments in ASU No. 2016-02 are effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period with early adoption permitted. The Company is currently evaluating the impact of adopting this ASU on its financial statements.

3. Customer Transactions

The Company did not maintain any customer accounts during the years ended June 30, 2017 and 2016. As such, the Company is currently exempt from the requirements to maintain a "Special Reserves Account for the Exclusive Benefit of Customers." As discussed in Note 1, the Company continues to limit its activities to the management of certain affiliate relationships of the Parent and raising private equity capital for nonaffiliated third-parties.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 8:1 during the initial year of operations and 15:1 thereafter.

The Company had basic net capital of $1,500,123 and $1,068,884 at June 30, 2017 and 2016, respectively, which was $1,446,994 and $1,049,117, respectively, in excess of its required minimum net capital.

The Company's ratio of aggregate indebtedness to net capital at June 30, 2017 and 2016 was 53.1% and 27.7%, respectively.

5. Commitments and Contingencies

Contingencies include the usual obligations of a broker dealer. The Company seeks to minimize the risks associated with its activities through policies and procedures designed to monitor the investment recommendations of its licensed representatives as well as the contractual terms and conditions of its agreements with fund companies. While the Company has exposure to these risks in its normal course of business, there are no significant unrecorded or undisclosed commitments or contingencies as of June 30, 2017 or June 30, 2016. Additionally, there are no liabilities subject to subordination, and thus, the required *Statement of Changes in Liabilities Subordinated to Claims of General Creditors* has been omitted.

6. Related-Party Transactions

The Company is a member of a group of affiliated entities, including GMC and Gladstone Administration, LLC ("Administration"). GMC and Administration, per an expense sharing agreement, have agreed to incur all general and overhead expenses, and allocate a portion of those expenses to the Company based on employee hourly activity. During the year ended June 30, 2017, the Company reimbursed GMC and Administration $455,338 and $176,690, respectively, for overhead and personnel expenses which are recorded in the *Statement of Operations*. During the year ended June 30, 2016, the Company reimbursed GMC and Administration $247,745 and $163,332, respectively, for overhead and personnel expenses which are recorded in the *Statement of Operations.*

Additional affiliated entities include Capital, Investment, Commercial and Land. The Company derives its revenues from transactions entered into by, or on behalf of, these affiliates. During the years ended June 30, 2017 and 2016 the Company earned revenues from affiliates as follows:

Affiliate	For the Year Ended June 30, 2017	For the Year Ended June 30, 2016
Capital	$ 892,250	$ 700,154
Investment	269,200	646,000
Commercial	178,390	200,689
Land	2,000	-
	$ 1,341,840	$ 1,546,843

From time to time, we make discretionary reimbursements to related parties of certain closing fees. These reimbursements are recorded to "reimbursement of related party costs" in the statement of operations and totaled $80,700 and $0 for the years ended June 30, 2017 and 2016, respectively.

7. Distributions

The Company's Board of Managers declared and paid the following distributions during the year ended June 30, 2016.

Declaration Date	Payment Date	Distribution
October 9, 2015	October 13, 2015	$ 500,000
Distributions declared during the year ended June 30, 2016		$ 500,000

The Company's Board of Managers did not declare any distributions during the year ended June 30, 2017.

8. Subsequent Events

On August 28, 2017 the Company determined that it owed interest on late assessments to the Securities Investor Protection Corporation. Accordingly, the Company has accrued a liability on the statement of financial condition and an expense on the statement of operations for the year ended June 30, 2017 of $8,800 related to interest on late assessments.

The Company evaluated all events that have occurred subsequent to June 30, 2017 through August 28, 2017, the issuance date of the financial statements. There were no other subsequent events requiring disclosure during the period then ended.

Gladstone Securities, LLC
Computation of Net Capital under Rule 15c3-1
Of the Securities and Exchange Commission
As of June 30, 2017 and 2016 — Schedule I

	June 30, 2017	June 30, 2016
Total aggregated indebtedness	$ 796,940	$ 296,512
Computation of Net Capital		
Members' equity	$ 1,618,288	$ 1,185,174
Non-allowable assets:		
Prepaid expenses	(20,899)	(19,024)
Organizational expenses / intangible assets	(97,266)	(97,266)
Net capital	$ 1,500,123	$ 1,068,884
Ratio of aggregated indebtedness to net capital	53.1%	27.7%
Computation of basic net capital requirement:		
Minimum net capital required (6.67% of aggregated indebtedness)	$ 53,129	$ 19,767
Minimum dollar net capital required for introducing broker dealer	$ 5,000	$ 5,000
Net capital required	$ 53,129	$ 19,767
Excess net capital	$ 1,446,994	$ 1,049,117

There are no material differences between the above calculations and the calculations as included in the Company's FOCUS reports as of June 30, 2017 and 2016.

Gladstone Securities, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

As of June 30, 2017 and 2016 **Schedule II**

As disclosed in Note 1 and Note 3 of the notes to the financial statements, the Company is an introducing broker-dealer and does not carry securities accounts for customers nor does the Company perform custodial functions relating to customer securities. Accordingly, the Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that Rule.